Exhibit 2

OPTION AGREEMENT

This is an OPTION AGREEMENT (“Agreement”) between Porter Bancorp, Inc., a Kentucky corporation (“Purchaser”) and the undersigned (“Seller”), a shareholder of Citizens First Corporation.

WHEREAS, Seller owns and desires to sell that number of shares set forth on the signature page of this Agreement (the “Shares”), of the issued and outstanding common stock of Citizens First Corporation, a Kentucky corporation (the “Company”), and Purchaser desires to purchase the Shares on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of $0.01 cash per Share paid to Seller, and in further consideration of the mutual promises and covenants set forth herein, the existence and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Purchase and Sale. Subject to the terms and conditions of this Agreement, Purchaser agrees to purchase from Seller, and Seller agrees to convey to Purchaser, all of the Shares at the Closing. Purchaser may, at any time before the Closing, change the method of effecting the acquisition of the Shares (such as for example through a merger with the Company); provided, however, that no such change shall decrease the value of the Purchase Price to be paid for the Shares.

2. Purchase Price.

(a) The purchase price (“Purchase Price”) for the Shares shall be $9.00 per Share payable in immediately available funds at the Closing. The Purchase Price shall be reduced by the amount of any cash dividends declared on or after the date of this Agreement which are paid or payable to Seller, excluding customary quarterly dividends in an amount no more than the amount of the last such prior dividend.

(b) If the Company declares any stock dividend after the date hereof or effects a stock split or other reorganization or recapitalization, the Purchase Price shall be equitably adjusted to reflect the effect of such stock dividend, stock split or other reorganization or recapitalization.

(c) If during the term of this Agreement, Purchaser offers to purchase Company common stock from other shareholders or enters into a definitive agreement to acquire the Company, and Purchaser agrees to a higher price per share of Company common stock than the Purchase Price and/or gives the selling shareholders the choice to receive the Purchase Price in the form of either Purchaser’s common stock, cash, or a combination of Purchaser’s common stock and cash, then Purchaser agrees to pay the higher price per share for Seller’s Shares and to give Seller the same choice with respect to the Purchase Price for the Shares, as applicable.

(d) Should Purchaser assign this option to a third party or sell the shares acquired pursuant to this option to a third party within ninety days after its purchase of Seller’s Shares, Purchaser shall pay the Seller the amount, if any, by which the consideration received by Purchaser for such an assignment or sale exceeds the Purchase Price received by Seller.

3. The Closing. The closing of the purchase of the Shares (the “Closing”) shall take place as soon as practicable after the satisfaction or waiver of the last of the conditions set forth in Paragraph 6 of this Agreement or at such other date and time as may be mutually agreed upon by the parties. To complete the Closing, (i) Seller will deliver to Purchaser certificates representing the Shares, duly endorsed in blank or accompanied by appropriate stock powers, transferring and conveying the Shares to Purchaser free and clear of any and all liens and encumbrances, and (ii) Purchaser will deliver to Seller the Purchase Price in immediately available funds.

4. Representations and Warranties of Seller.

(a) Seller hereby represents and warrants to Purchaser that (i) Seller has full power and authority to execute and deliver this Agreement and to perform Seller’s obligations under this Agreement and this Agreement constitutes the valid and legally binding obligation of Seller, enforceable in accordance with its terms and (ii) Seller owns, or will at the Closing own, the Shares free and clear of any and all liens and encumbrances. Seller is not a party to any agreement or understanding respect to the voting of the Shares or which would prohibit or restrict the transfer of the Shares.

(b) Seller acknowledges that Purchaser’s common stock is registered under the Securities Exchange Act of 1934, as amended, and that information concerning Purchaser, including financial information, is readily available to Seller, in particular, at Purchaser’s corporate website www.pbibank.com and at the website of the United States Securities Exchange Commission www.sec.gov. Seller has had an opportunity to fully and completely obtain and review such information concerning Purchaser as Seller deems appropriate in connection with the transactions contemplated hereby.

(c) Seller has had a reasonable opportunity to ask questions of and receive information and answers from a person or persons acting on behalf of Purchaser concerning the common stock of Purchaser, and all such questions have been answered and all such information has been provided to the full satisfaction of Seller;

(d) Seller (i) has such knowledge and experience in financial and business matters that Seller is capable of evaluating the merits and risks of an investment in Purchaser’s common stock, and (ii) understands that the Purchaser’s common stock being acquired in exchange for the Shares will be acquired solely by and for the account of Seller, for investment, and is not being acquired for resale or distribution, and Seller has no contract, undertaking, agreement or arrangement with any person to sell, transfer or pledge to such person or anyone else all or any part of the Purchaser’s common stock that Seller will receive, and Seller has no present plan or intention to enter into any such contract, undertaking or arrangement.

(e) Seller acknowledges and understands that if this Agreement is terminated pursuant to Paragraph 7(e) below because Purchaser has entered into a written definitive agreement with the Company to acquire all of the Company issued and outstanding capital stock, the definitive agreement is expected to allow each shareholder (including Seller) to choose to receive for his or her Company common stock either Purchaser’s common stock, cash, or a combination of Purchaser’s common stock and cash (provided that the transaction qualifies as a tax-free reorganization for those shareholders who receive Purchaser’s common stock).

5. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Seller that it has the necessary power and authority to execute and deliver this Agreement and to perform Purchaser’s obligations under this Agreement. This Agreement constitutes the valid and legally binding obligation of Purchaser.

6. Conditions to Closing. The obligations of Purchaser to proceed with the Closing shall be subject to the satisfaction of each of the following conditions unless the satisfaction of such condition is waived by Purchaser in writing:

(a) The representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects at and as of the date hereof, and at and as of the Closing, as if made at and as of such time, and Seller shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Seller on or before the Closing, and Seller shall have delivered a certificate to that effect at the Closing;

(b) Purchaser shall have been provided with full and complete access to the books and records of the Company and its subsidiaries for purposes of conducting a due diligence investigation, and Purchaser shall have completed such due diligence investigation and been satisfied, in its sole discretion, with the results of such due diligence investigation;

(c) Purchaser shall have given any notices or made any and all filings with the Kentucky Department of Financial. Institutions, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, and any and all other federal or state regulatory authorities as may be necessary to obtain any and all consents or approvals, orders, letters or statements of non-objection, as may be necessary for the consummation of the transactions contemplated herein (the “Regulatory Approvals”), and all such Regulatory Approvals shall have been obtained on terms satisfactory to Purchaser in its sole discretion;

(d) All waivers, consents and approvals of every person necessary or appropriate for the consummation of the transactions contemplated herein shall have been obtained;

(e) There shall not have been a material adverse change in the financial condition, assets, liabilities, obligations, properties, business or prospects of the Company or any of its subsidiaries; and

(f) There shall not be in effect any federal or state law, rule or regulation or any order or decision of a court of competent jurisdiction, or, any proceeding commenced by or before any court or governmental agency or authority in the United States, or threatened by any governmental agency or authority in the United States, that prevents or materially delays the consummation of the transactions contemplated herein or which challenges or seeks to prevent or delay the consummation of the transactions contemplated herein or which could impose material limitations on the ability of Purchaser to exercise full rights of ownership of the Shares following the Closing.

(g) Purchaser and/or any affiliates of Purchaser shall have entered into agreements with other shareholders of the Company on terms and conditions which are the same or substantially similar to the terms and conditions of this Agreement, pursuant to which Purchaser and/or any affiliates of Purchaser will have the right to purchase not less than 51% of the issued and outstanding common stock of the Company.

7. Termination. This Agreement may be terminated at any time prior to the Closing;

(a) by mutual written consent of Purchaser and Seller;

(b) by Purchaser or Seller, if the Closing has not occurred on or before March 31, 2010 (the “Closing Deadline”); provided, however, that Purchaser shall have the option to extend the Closing Deadline for up to two (2) consecutive periods of sixty (60) days each if any of the conditions to the Closing set forth in this Agreement shall not have been satisfied, by giving Seller written notice of the exercise of such option to extend on or before the then effective Closing Deadline,

(c) by Purchaser, if Purchaser is not satisfied, in its sole discretion, with the results of its due diligence investigation of the Company and its subsidiaries;

(d) by Purchaser, if any event occurs which would preclude satisfaction of any of the conditions to the Closing set forth in Paragraph 6 of this Agreement; or

(e) automatically, without further action by either party, if prior to the Closing, Purchaser has entered into a written definitive agreement with the Company providing that Purchaser would acquire, through an acquisition, merger, share exchange or other similar acquisition transaction, all of the issued and outstanding capital stock of the Company.

8. No Transfer of the Shares. Prior to the termination of this Agreement, except as otherwise provided herein, Seller shall not: (a) transfer, assign, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing (“Transfer”), any or all of the Shares or any right or interest therein; (b) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (c) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Shares; (d) deposit any of the Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Shares; or (e) take any other action that would in any way restrict, limit or interfere with the performance of Seller’s obligations hereunder or the transactions contemplated hereby.

9. Grant of Irrevocable Proxy; Appointment of Proxy.

(a) Seller hereby irrevocably grants to, and appoints, Purchaser and any designee thereof, Seller’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Seller, to vote the Shares, or to grant a consent or approval in respect of the Shares, in connection with any meeting of the shareholders of the Company or any action by written consent in lieu of a meeting of shareholders of the Company (i) in favor of any transaction pursuant to which Purchaser proposes to acquire the Company, whether by tender offer, merger, or otherwise, in which shareholders of the Company would receive consideration per share of common stock of the Company equal to or greater than the Purchase Price, and/or (ii) against any action or agreement which would impede, interfere with or prevent the acquisition of the Company by Purchaser, including, but not limited to, any other extraordinary corporate transaction, including a merger, acquisition, sale, consolidation, reorganization or liquidation involving the Company and a third party, or any other proposal of a third party to acquire the Company.

(b) Seller represents that any proxies heretofore given in respect of the Shares, if any, are revocable, and hereby revokes any such proxies.

(c) Seller hereby affirms that the irrevocable proxy set forth in this Section 9 is given to secure the performance of the duties of Seller under this Agreement. Seller hereby further affirms that the irrevocable proxy is coupled with an interest and, except as set forth in Section 7 hereof, is intended to be irrevocable in accordance with the provisions of KRS 271B.7-220(4). If for any reason the proxy granted herein is not irrevocable, then Seller agrees to vote the Shares as instructed by Purchaser in writing.

10. Miscellaneous. The representations and warranties of the parties contained in this Agreement shall survive the Closing and each party shall indemnify the other for any breaches of any representation and warranty or covenant made by such party. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto; provided, however, that Purchaser may assign its right to purchase all or any portion of the Shares to any of its affiliates, officers, directors or other third parties.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed on the dates below.

PURCHASER

PORTER BANCORP, INC.

By

Name:

Title:

Date:

SELLER

(sign here)

Name:
(please print)

Address:

Date:

No. Shares:

Appendix to Exhibit No. 2 to Schedule 13D

Selling Shareholders

Shareholders executing option agreements with Porter Bancorp, Inc. of the form attached.

Name of Shareholder	Number of Shares

Charles Hardcastle	94,863
David C. Hancock	26,461
J. Joe Cheek	11,500
Billy J. Bell	99,027
Mary M. Lucas	8,953
Charles C. Hildreth	11,500
William H. Mason	4,400
Charles E. English	30,004
Hinkle Contracting Company	15,435
Emily Hord	387
Jane Lyle Hord	387
Charles E. English, Jr.	1,103
English, Lucas, Priest & Owsley	7,250

Total	311,270